Exhibit 99.1

Goldcorp Completes Sale of its 21% Minority Interest in the San Nicolas Copper-Zinc Project

VANCOUVER, Oct. 18, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") today announced the completion of the previously announced sale of its 21% minority interest in the San Nicolas copper-zinc project, located in Zacatecas, Mexico to Teck Resources Limited for cash consideration of $50 million. The closing follows receipt of Mexican anti-trust approval and the satisfaction of closing conditions customary in a transaction of this nature.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/18/c1310.html

%CIK: 0000919239

For further information: INVESTOR CONTACT, Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT, Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 17:18e 18-OCT-17